EXHIBIT 99

Employee Stock Purchase Plan
Financial Statements
December 31, 1995 and 1994



Price Waterhouse LLP

REPORT OF INDEPENDENT ACCOUNTANTS

February 2, 1996

To the Participants and Administrative Committee of General Housewares Corp. Employee Stock Purchase Plan


In our opinion, the accompanying statements of financial condition and of income and changes in plan equity present fairly, in all material respects, the financial condition of General Housewares Corp. Employee Stock Purchase Plan at December 31, 1995 and 1994, and the changes in its financial condition for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP




STATEMENT OF FINANCIAL CONDITION


                                                     December 31,
                                                 1995            1994


PLAN ASSETS
Investments in employer's securities
  (cost, 1995 - $196,947; 1994 - $159,750)       $154,827        $183,016


LIABILITIES AND PLAN EQUITY
Liabilities                                      -               -
Plan Equity                                      $154,827        $183,016



STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                              Year                Year
                              Ended               Ended
                              December 31,        December 31,
                              1995                1994

Dividend income               $4,584              $3,213
Administrative expenses       (216)               (149)

Net dividend income           4,368               3,064

Realized loss on
investments                   (4,344)             (421)
Unrealized appreciation
(depreciation) in
investments                   (68,425)            23,994

Participant contributions     61,465              68,905

Participant distributions     (21,253)            (25,626)
                              --------            --------
Net increase (decrease) in
plan equity                   (28,189)            69,916

Plan equity at beginning
of period                     183,016             113,100
                              ---------           ---------
Plan equity at end of period  $154,827            $183,016



NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF THE PLAN

          The following description of the General Housewares Corp. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          ELIGIBILITY
          All full time employees of General Housewares Corp. (the Company) who have completed three months of service will be eligible to participate and be a participant in the Plan at the beginning of the next calendar quarter subsequent to their completion of three months of service.

          STOCK PURCHASES
          First Chicago Trust Company of New York, the Custodian for the Plan, will purchase the Company's common stock either (1) in the open market, (2) from an employee desiring to dispose of his/her shares pursuant to the Plan or (3) from the Company. The Company will pay all brokerage fees on all purchases of common stock under the Plan.

          The price at which shares of common stock will be purchased will be the lesser of:

          (a) 90% of the market value of the common stock on the first business day of the applicable calendar quarter, or

          (b) 90% of the market value of the common stock on the last business day of such calendar quarter.

          The number of shares of common stock that will generally be purchased in each calendar quarter will be equal to the amount of payroll deductions made during such quarter plus any accumulated dividends divided by the purchase price of the common stock. Dividend reinvestments are subject to a 5% administration fee paid by the Plan.

          WITHDRAWALS
          An employee may withdraw part or all of his/her account balance at any time by giving written notice to the Plan.

          PARTICIPANT ACCOUNTS
          A stock purchase account shall be maintained by the Custodian in the name of each participant. Authorized payroll deductions shall be held by the Company and credited to the participant's stock purchase account at the end of each calendar quarter. Interest will not accrue or be paid on available funds or any other cash held in a participant's stock purchase account. All dividends paid on Company's common stock held in a participant's stock purchase account shall be used to purchase additional shares of the Company's common stock.


2.        SUMMARY OF ACCOUNTING POLICIES

          Quoted market prices are used to value investments.


3.        INVESTMENTS

          At December 31, 1995 and 1994 investments were comprised of 17,951 and 13,073 shares, respectively, of General Housewares Corp. Common Stock. The closing market price on December 31, 1995 and 1994 was $8.625 and $14 per share, respectively. Net unrealized appreciation (depreciation) of investments was $(68,425) and $23,994 in 1995 and 1994, respectively. Realized gain (loss) for 1995 and 1994 is calculated as follows:

                                         Year Ended             Year Ended
                                         Dec. 31, 1995          Dec. 31, 1994


          Cost (using FIFO basis)        $27,378                $24,800

          Unrealized appreciation
          (depreciation) recognized
          in prior years                 (1,781)               (1,247)
                                         -------               -------
                                         25,597                26,047

          Sales proceeds                 21,253                25,626
                                         -------               -------
          Realized loss recognized
          in current year                ($4,344)              ($421)


4.        FEDERAL INCOME TAXES

          The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As a result, participants are not subject to any tax at the time of the purchase of the Company's common stock at a discount. A favorable letter of determination has not been requested or obtained from the Internal Revenue Service.